Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL

RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2015

FOR IMMEDIATE RELEASE, April 30, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the first quarter ended March 31, 2015. All figures are in Canadian dollars unless otherwise stated.

	Three months ended March 31
	2015	2014	% change
Financial (millions, except per share amounts)
Gross revenues (1,2)	$384	$673	(43)
Funds flow (2)	112	269	(58)
Basic per share (2)	0.22	0.55	(60)
Diluted per share (2)	0.22	0.55	(60)
Net loss	(248)	(89)	>(100)
Basic per share	(0.49)	(0.18)	>(100)
Diluted per share	(0.49)	(0.18)	>(100)
Development capital expenditures (3)	191	195	(2)
Long-term debt at period-end	$2,426	$2,353	3
Dividends (millions)
Dividends paid (4)	$70	$68	3
DRIP	(10)	(14)	(29)

Dividends paid in cash	$60	$54	11
Operations
Daily production
Light oil and NGL (bbls/d)	52,448	58,520	(10)
Heavy oil (bbls/d)	12,895	13,119	(2)
Natural gas (mmcf/d)	177	239	(26)

Total production (boe/d) (5)	94,905	111,461	(15)

Average sales price
Light oil and NGL (per bbl)	$46.11	$92.69	(50)
Heavy oil (per bbl)	30.20	69.38	(56)
Natural gas (per mcf)	$3.08	$5.75	(46)
Netback per boe
Sales price	$35.34	$69.16	(49)
Risk management gain (loss)	3.44	(1.98)	>100

Net sales price	38.78	67.18	(42)
Royalties	(4.30)	(10.12)	(58)
Operating expenses	(18.97)	(20.35)	(7)
Transportation	(1.35)	(1.19)	13

Netback (2)	$14.16	$35.52	(60)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.
(3)	Includes the effect of capital carried by partners.
(4)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan, which is currently suspended.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PENN WEST FIRST QUARTER 2015

PRESIDENT’S MESSAGE

Penn West’s first quarter results provide a clear indication of the Company’s ability to execute and perform in a challenging and volatile commodity cycle. We have established a strong platform for this enterprise to accomplish excellence through all cycles. We remain disciplined and focused to achieve our goals and deliver on our targets and I am confident we are making important and positive steps to ensure a strong future for Penn West and provide our shareholders with long-term value.

In the first quarter, we delivered average production of 94,905 boe per day, which was within the range of 2015 annual average guidance, and generated funds flow of $112 million ($0.22 per share). Penn West’s multi-asset portfolio, improved inventory readiness and reduced cost structures, provided optionality to adopt a development plan that was flexible and adaptive in a cyclical commodity price environment. Notably, we successfully brought a total of 68 wells on production versus a budget of 54 reflecting our continuous efforts to drive toward a higher standard of excellence and remain best-in-class in our core areas.

I am very pleased and excited about our recent announcement regarding the sale of royalty interests for expected proceeds of $321 million. It further demonstrates Penn West’s ability to deliver a significant result in a challenging market environment. Proceeds from the transaction will be used to pay down debt upon closing which is expected to occur in May and further strengthens our financial flexibility. We will continue to seek strategic and accretive transactions in our efforts to reduce debt and strengthen the balance sheet.

I would reiterate that we intend to revisit our second half capital program by mid-year as we continue to expect near-term volatility in commodity markets. We believe it is prudent to defer this decision to ensure capital is allocated with greatest efficiency and to maximize profit. As such, our 2015 guidance remains unchanged. Interestingly, the commodity price environment has improved in recent weeks and is now reasonably consistent with our 2015 budget pricing assumptions of C$65 per barrel for oil, which is the predominant driver in our capital allocation decisions.

We continue to work toward finalizing the previously announced amending agreements with our noteholders and lenders. In support of those efforts and on the expectation that the near-term may prove volatile, you will note in our financials that we have put a floor of approximately $50 per barrel on a nominal amount of crude oil on short-term contracts through our risk management program. All financial instruments and risk management programs will be closely monitored and strategically implemented to position the Company for long-term success and also balanced to maximize the benefit from a recovery in crude oil prices.

As we plan for second half 2015, Penn West will continue to have an acute focus and discipline on the factors within our control, working to create value through efficiencies and cost savings throughout the enterprise, and we will strive to deliver even greater predictability and reliability in our operations and continue to set a higher standard for oil and gas excellence in western Canada.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Production in the first quarter averaged 94,905 boe per day consistent with 2015 forecast average production guidance which remains unchanged from 90,000 to 100,000 boe per day.

•	Funds flow for the first quarter of 2015 was $112 million ($0.22 per share – basic) compared to $269 million ($0.55 per share – basic) in the comparative period in 2014. The decrease in funds flow is mainly due to a weaker commodity price environment and lower production volumes due to asset dispositions. This was partially offset by lower operating and general and administration expenses as a result of implementing successful cost reduction initiatives and proceeds from the monetization of certain hedges.

•	Net loss was $248 million in the first quarter of 2015 compared to a net loss of $89 million in the first quarter of 2014. The net loss in 2015 was due to a reduction in revenues primarily due to a lower commodity price environment and unrealized foreign exchange losses as the US dollar strengthened against the Canadian dollar.

•	Development capital expenditures were $191 million during the first quarter of 2015 compared to $195 million in the first quarter of 2014. Drilling activities were focused in the Cardium and Viking plays. Expected full year 2015 development expenditures remain unchanged at $625 million.

•	As at March 31, 2015, the Company was in compliance with all financial covenants under its lending agreements and it had $1.5 billion of undrawn capacity under its bank facility. The Company is currently finalizing the amending agreements with its lenders and noteholders to, among other things, amend its financial covenants, and which is expected to be finalized during the second quarter of 2015.

•	In April 2015, Penn West announced it had entered into an agreement to sell an 8.5 percent gross overriding royalty in its working interests in a portion of the Viking play located in the Dodsland area of Saskatchewan as well as certain of its existing royalties and mineral title lands located in Alberta, Saskatchewan and Manitoba across a variety of plays. Total cash consideration is $321 million, before normal closing adjustments. Closing is expected to occur on or about May 6, 2015, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. The proceeds will be used to reduce outstanding long-term debt.

OPERATED DEVELOPMENT ACTIVITY

First quarter development activities were consistent with fourth quarter 2014 from a spend and pace perspective. Penn West’s multi-asset portfolio, improved inventory readiness and cost structures provided optionality to adopt a development plan that was flexible and adaptive in a cyclical commodity price environment. The Company invested development capital of approximately $155 million (over 81 percent of total capital in the quarter) and drilled a total of 63 (62.6 net) light oil wells with a success rate of 100 percent. Of these, 34 (34.0 net) wells were drilled in the Viking, 27 (26.6 net) wells were drilled in the Cardium and two (2.0 net) wells were drilled in the Slave Point. Over 90 percent of all net wells drilled were in our core light oil areas as detailed in Table 1 below.

Table 1: First Quarter 2015 Core Area Light Oil Development Summary

	Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	27.0	26.6	37.0	36.7	30.0	29.7
Viking	34.0	34.0	38.0	38.0	38.0	38.0
Slave Point	2.0	2.0	0.0	0.0	0.0	0.0

Total	63.0	62.6	75.0	74.7	68.0	67.7

PLAY UPDATES

Cardium

As previously forecast, Penn West invested development capital of approximately $104 million in the quarter and drilled 27 (26.6 net) wells and brought 30 (29.7 net) wells on production. Of the wells drilled in the quarter, 14 (14.0 net) were drilled in Willesden Green, four (4.0 net) in Easyford, four (3.6 net) in Pembina Cardium Unit (“PCU”) #9, and five (5.0 net) in J-Lease. The Company also invested capital expanding two existing batteries in PCU #9 and in J-Lease. The capacity was built to handle incremental production and water injection volumes and prepares those areas for future development in the second half 2015 program and beyond.

With variability across regions in the Cardium play, we continued to test different well designs and completion techniques to optimize cost and performance based on reservoir characteristics. Generally, the southern areas are more advanced than regions in the north from an optimization perspective. In the south at Willesden Green, slickwater is the standard frac fluid and the team continues to optimize tonnage having moved toward 20 ton from 25 ton fracs. We will continue to test performance on longer lateral wells selectively in this area through 2015. In the north at Pembina, on the drilling side of operations teams are testing various well designs and on the completions side, focusing on optimizing frac tonnage and currently utilize a combination of slickwater and hybrid fracs.

With drilling cycle time and absolute cost reduction targets achieved in our core Cardium and Viking programs, teams are now focused on delivering better wells for similar or lower costs while maintaining performance. Going forward, the Company will measure and report this performance on unit of cost measures of dollars per meter drilled and dollars per frac stage.

In the Willesden Green program, teams delivered average drilling and completion (“D&C”) costs of $768 per meter drilled and $175,788 per frac stage in the first quarter of 2015, compared with average costs of $769 per meter drilled and $177,576 per frac stage in the first quarter of 2014. The average well length has remained constant in the 3,700 meter range over the same time frame.

In the first quarter of 2015, the Pembina program delivered average D&C costs of $606 per meter drilled and $103,353 per frac stage. This compares with average costs of $699 per meter drilled and $115,544 per frac stage in the first quarter of 2014. The average well length has increased in this area from 3,300 meters to approximately 3,750 meters over the same time frame.

Viking

During the first quarter of 2015, approximately $44 million of capital was invested in development activities in the Viking area. Penn West had one rig operating and drilled 34 wells in the quarter. The Viking remains the Company’s most economic play which resulted in additional capital being deployed in response to the low commodity price environment. The Viking teams set a new benchmark for the Company in the quarter by completing and bringing a record 38 wells on production. Despite extreme swings in weather in the quarter (lows of -40C and highs of +10C) and the high level of activity, the program was delivered without a single lost time injury, another testament to the high standard of excellence being demonstrated at Penn West.

The Viking program delivered average D&C costs of $476 per meter drilled and $55,355 per frac stage which compares with average costs of $513 per meter drilled and $50,858 per frac stage in the first quarter of 2014. The average well length has remained consistent in this area at approximately 1,500 meters over the same time frame.

With a focus on continuously improving efficiency and performance while reducing costs, the Viking team tested completions techniques that utilized 12 frac stages of 12 tons each versus 15 stages of 15 tons each that had been commonly used. Wells that were completed using this new design are expected to be brought on production post spring break-up and will be monitored for initial and sustained performance before being more broadly utilized.

The Company also initiated its first horizontal waterflood program in the quarter, converting eight existing horizontal producers to water injectors and commenced injection. Over time, as reservoir pressures are optimized, the Company expects that these programs will mitigate natural declines and increase the ultimate recovery of light oil resource in our core light oil areas.

Slave Point

Activity in the Slave Point was limited. Penn West invested development capital of $7.5 million and drilled and cased two (2.0 net) wells, one in Otter and one in Red Earth to retain lands. These wells will be completed and tied-in at a later time as economic conditions improve.

DRILLING STATISTICS

	Three months ended March 31
	2015		2014
	Gross	Net	Gross	Net
Oil	75	68	66	47
Stratigraphic and service	1	1	2	1

Total	76	69	68	48

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended March 31
(millions)	2015	2014
Land acquisition and retention	$—	$1
Drilling and completions	129	142
Facilities and well equipping	60	53
Geological and geophysical	2	6
Corporate	3	—
Carried capital by partners	(3)	(7)

Exploration and development capital (1)	191	195
Property dispositions, net	(1)	(213)

Total capital expenditures	$190	$(18)

(1)	Development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

During the first quarter of 2015, we continued with our development plans in Cardium and Viking areas consistent with our long-term plan.

LAND

	As at March 31
	Producing			Non-producing
	2015	2014	% change	2015	2014	% change
Gross acres (000s)	3,957	4,351	(9)	2,415	2,659	(9)
Net acres (000s)	2,744	2,969	(8)	1,678	1,821	(8)
Average working interest	69%	68%	1	70%	68%	2

COMMON SHARE DATA

(millions of shares)	Three months ended March 31
	2015	2014	% change
Weighted average
Basic	501.4	490.4	2
Diluted	501.4	490.4	2
Outstanding as at March 31	502.2	490.7	2

Outlook

This outlook section is included to provide shareholders with information about Penn West’s expectations as at April 29, 2015 for production, funds flow and capital expenditures in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

There have been no changes to the Company’s guidance for its 2015 forecast average production of 90,000 to 100,000 boe per day and forecast funds flow of $500 million to $550 million (based on C$65/bbl oil, C$3.25/mcf gas and $1.15 USD/CDN exchange rate assumptions), as originally disclosed in its December 17, 2014 press release. The 2015 Capital Budget remains unchanged at $625 million as outlined in the Company’s December 17, 2014 press release.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Non-GAAP Measures Advisory

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues included in this press release do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow” below for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See the table at the beginning of this press release for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2015	2014
Cash flow from operating activities	$156	$222
Change in non-cash working capital	(55)	34
Decommissioning expenditures	11	13

Funds flow	$112	$269

Basic per share	$0.22	$0.55
Diluted per share	$0.22	$0.55

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, our belief that we are making important and positive steps to ensure a strong future and provide our shareholders with long-term value, use of proceeds from the sale of the royalty interests and the proposed closing date and the strengthening of financial flexibility due to that transaction, seeking strategic and accretive transactions in our efforts to reduce debt and strengthen the balance sheet, intention to revisit the second half capital program and the pricing assumptions required in making those decisions, working towards finalizing the amending agreements with the noteholders, monitoring of and strategic implementation of all financial instruments and risk management programs to position for long-term success and maximize the benefit from a recovery in crude oil prices and planning for the second half of 2015, with focus and discipline, creating efficiencies and cost savings and deliver greater predictability and reliability in operations; under “Financial Operational Highlights”, 2015 development expenditures, finalizing the agreements reached in March 2015 with lenders under the syndicated credit facility and noteholders under the senior, unsecured notes and closing of the sale of the royalty interests; under “Play Updates”, our intention to test performance on longer lateral wells selectively in the Cardium area and north at Pembina testing various frac fluids and combinations of slickwater and hybrid fracs, delivering better wells for similar or lower costs while maintaining performance and the measurement and reporting of this performance; in the Viking, wells that were completed using new designs expected to be brought on production post spring break-up and in connection with the reservoir pressures being optimized on certain horizontal wells using the waterflood program, expectations of mitigation of natural declines and increase the ultimate recovery of light oil in cored light oil areas; in Slave Point, the tie-in of two wells once economic conditions improve; and under “Outlook”, the amount of our 2015 development capital expenditures budget, the funds flow and our forecast 2015 average daily production levels.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2015	December 31, 2014
Assets
Current
Cash		$5	$67
Accounts receivable		191	182
Other		33	46
Deferred funding assets	3	71	84
Risk management	8	10	31

		310	410

Non-current
Deferred funding assets	3	196	195
Exploration and evaluation assets	4	500	505
Property, plant and equipment	5	7,926	7,906
Goodwill		734	734
Risk management	8	107	102

		9,463	9,442

Total assets		$9,773	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$498	$529
Dividends payable		5	70
Current portion of long-term debt	6	219	283
Decommissioning liability	7	58	52
Risk management	8	14	9

		794	943
Non-current
Long-term debt	6	2,207	1,866
Decommissioning liability	7	528	533
Risk management	8	12	10
Deferred tax liability		890	914
Other non-current liabilities		2	4

		4,433	4,270

Shareholders’ equity
Shareholders’ capital	9	8,993	8,983
Other reserves		90	89
Deficit		(3,743)	(3,490)

		5,340	5,582

Total liabilities and shareholders’ equity		$9,773	$9,852

Subsequent events (Notes 9 and 12)

Commitments and contingencies (Note 11)

See accompanying notes to the consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Loss

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2015	2014
Oil and natural gas sales		$355	$693
Royalties		(37)	(102)

		318	591
Risk management gain (loss)
Realized		29	(20)
Unrealized	8	(28)	(38)

		319	533

Expenses
Operating		162	204
Transportation		11	11
General and administrative		22	36
Restructuring		2	4
Share-based compensation	10	—	9
Depletion and depreciation	5	181	187
Loss on dispositions		—	48
Realized foreign exchange loss		6	—
Unrealized risk management gain	8	(5)	(28)
Unrealized foreign exchange loss		168	75
Financing	6	35	41
Accretion	7	9	9

		591	596

Loss before taxes		(272)	(63)

Deferred tax expense (recovery)		(24)	26

Net and comprehensive loss		$(248)	$(89)

Net loss per share
Basic		$(0.49)	$(0.18)
Diluted		$(0.49)	$(0.18)
Weighted average shares outstanding (millions)
Basic	9	501.4	490.4
Diluted	9	501.4	490.4

See accompanying notes to the consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2015	2014
Operating activities
Net loss		$(248)	$(89)
Depletion and depreciation	5	181	187
Loss on dispositions		—	48
Accretion	7	9	9
Deferred tax expense (recovery)		(22)	26
Share-based compensation	10	1	3
Unrealized risk management loss	8	23	10
Unrealized foreign exchange loss		168	75
Decommissioning expenditures	7	(11)	(13)
Change in non-cash working capital		55	(34)

		156	222

Investing activities
Capital expenditures		(191)	(195)
Property dispositions (acquisitions), net		1	213
Change in non-cash working capital		(78)	(6)

		(268)	12

Financing activities
Increase (decrease) in long-term debt		189	(180)
Repayments of senior notes		(85)	—
Realized foreign exchange loss on repayments		6	—
Dividends paid		(60)	(54)

		50	(234)

Change in cash		(62)	—
Cash, beginning of period		67	—

Cash, end of period		$5	$—

See accompanying notes to the consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(248)	(248)
Share-based compensation	10	—	1	—	1
Issued to dividend reinvestment plan	9	10	—	—	10
Dividends declared	9	—	—	(5)	(5)

Balance at March 31, 2015		$8,993	$90	$(3,743)	$5,340

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive loss		—	—	(89)	(89)
Share-based compensation	10	—	3	—	3
Issued to dividend reinvestment plan	9	14	—	—	14
Dividends declared	9	—	—	(69)	(69)

Balance at March 31, 2014		$8,927	$83	$(1,638)	$7,372

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2014.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on April 29, 2015.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	March 31, 2015	December 31, 2014
Peace River Oil Partnership	$183	$195
Cordova Joint Venture	84	84

Total	$267	$279

Current portion	$71	$84
Long-term portion	196	195

Total	$267	$279

4. Exploration and evaluation assets

	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$505	$645
Capital expenditures	7	92
Joint venture, carried capital	—	16
Expensed	—	(16)
Transfers to PP&E	(12)	(232)

Balance, end of period	$500	$505

5. Property, plant and equipment

Cost	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$17,456	$17,974
Capital expenditures	184	640
Joint venture, carried capital	3	13
Acquisitions	—	12
Dispositions	(1)	(1,416)
Transfers from E&E	12	232
Decommissioning additions (dispositions), net	3	1

Balance, end of period	$17,657	$17,456

Accumulated depletion and depreciation	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$9,550	$8,899
Depletion and depreciation	181	750
Impairments	—	634
Dispositions	—	(733)

Balance, end of period	$9,731	$9,550

Net book value	March 31, 2015	December 31, 2014
Total	$7,926	$7,906

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		March 31, 2015	December 31, 2014
2007 Notes	US$475	2015 – 2022	5.80%		$602	$550
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		638	587
UK Notes	£57	2018	6.95	%(1)	107	103
2009 Notes	US$94(2), £20, €10	2015 – 2019	9.08	%(3)	170	158
2010 Q1 Notes	US$223	2015 – 2025	5.72%		282	341
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	4.98%		275	258
2011 Notes	US$105, CAD$30	2016 – 2021	4.48%		163	152

Total senior unsecured notes					2,237	2,149
Credit facility advances					189	—

Total long-term debt					$2,426	$2,149

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	March 31, 2015	December 31, 2014
Current portion	$219	$283
Long-term portion	2,207	1,866

Total	$2,426	$2,149

There were no senior unsecured notes issued in either 2015 or 2014. The change in the carrying values is primarily due to conversion to Canadian dollar equivalents at the balance sheet date. During the first quarter of 2015, the Company repaid $85 million (2014 – nil) of senior unsecured notes as they matured.

Additional information on Penn West’s senior unsecured notes is as follows:

	March 31, 2015	December 31, 2014
Weighted average remaining life (years)	3.6	3.7
Weighted average interest rate (1)	6.0%	6.0%

(1)	Includes the effect of cross currency swaps.

At March 31, 2015, the Company had an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $1.7 billion consisting of two tranches: tranche one has a $1.2 billion borrowing limit and an extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and a June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2015, the Company had $1.5 billion of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at March 31, 2015, eight percent (2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its bank facility and senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. As at March 31, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $49 million were outstanding on March 31, 2015 (2014 – $30 million) that reduce the amount otherwise available to be drawn on the bank facility.

In March 2015, the Company reached agreements in principle with the lenders under its syndicated bank facility and with the holders of its senior, unsecured notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed as follows:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to offer aggregate net proceeds of up to $650 million received from all sales, exchanges, lease transfers or other dispositions of its property to prepay at par any outstanding principal amounts owing to the noteholders, with corresponding pro rata amounts from such dispositions to be used by the Company to prepay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

The amendments described above are expected to be finalized during the second quarter of 2015 and are subject to the execution and delivery of definitive amending agreements in forms mutually satisfactory to the parties thereto and to the satisfaction of conditions customary in transactions of this nature.

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2014—2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	March 31, 2015	December 31, 2014
Current portion	$58	$52
Long-term portion	528	533

Total	$586	$585

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$585	$603
Net liabilities acquired (disposed) (1)	3	(75)
Increase in liability due to changes in estimates	—	76
Liabilities settled	(11)	(55)
Accretion charges	9	36

Balance, end of period	$586	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

8. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At March 31, 2015, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.0 billion (December 31, 2014 – $2.2 billion) compared to the carrying value of $2.2 billion (December 31, 2013 – $2.1 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at March 31, 2015 and December 31, 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(28)	51
Electricity swaps	(4)	(2)
Interest rate swaps	—	1
Foreign exchange forwards	6	48
Cross currency swaps	3	4

Total fair value, end of period	$91	$114

Based on March 31, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $5 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $2 million.

Penn West had the following financial instruments outstanding as at March 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Apr/15 – Dec/15	$2.87/mcf	$2
Crude Oil
WTI Swaps	15,000 bbl/d	Apr/15 – Jun/15	US$50.00/bbl	1
WTI Swaps	7,500 bbl/d	Jul/15 – Sep/15	US$52.00/bbl	(1)
WTI Swaps	5,000 bbl/d	Oct/15 – Dec/15	$67.55/bbl	(1)
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	(3)
Electricity swaps
Alberta Power Pool	10 MW	Apr/15 – Dec/15	$58.50/MWh	(2)
Alberta Power Pool	70 MW	Apr/15 – Dec/15	$55.17/MWh	(9)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(3)
Crude oil assignment
18 – month term	10,000 boe/d	Apr/15 – July/16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$412	2015 – 2022	0.9986 CAD/USD	104
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(6)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	3
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$91

During the first quarter of 2015, the Company monetized its outstanding natural gas swaps and a portion (US$197 million) of its foreign exchange forward contracts on its senior notes for total proceeds of $60 million. Subsequent to this transaction, it entered into new natural gas swaps.

A realized loss of $5 million (2014—nil) on electricity contracts has been included in operating expenses for the first quarter of 2015.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	$8,983
Issued to dividend reinvestment plan	4,843,076	10

Balance, March 31, 2015	502,163,163	$8,993

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share—Basic and Diluted

The weighted average number of shares used to calculate per share amounts is as follows:

	Three months ended March 31
Average shares outstanding (millions)	2015	2014
Basic and Diluted	501.4	490.4

For the first quarter of 2015, 18.3 million shares (March 31, 2014 – 22.0 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan (“DRIP”), Penn West paid its fourth quarter 2014 dividend of $0.14 per share totalling $70 million on January 15, 2015 and its first quarter 2015 dividend of $0.01 per share totalling $5 million on April 15, 2015.

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect in 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2015		Year ended December 31, 2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,460,158	$13.91	14,951,830	$17.63
Granted	4,843,300	1.82	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited	(1,000,129)	14.85	(7,757,072)	16.20

Outstanding, end of period	18,303,329	$10.66	14,460,158	$13.91

Exercisable, end of period	6,445,647	$17.62	4,162,904	$20.14

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2015	Year ended December 31, 2014
Outstanding, beginning of period	3,166,476	2,813,769
Granted	8,646,950	2,749,440
Vested and paid	(222,605)	(1,132,029)
Forfeited	(1,136,127)	(1,264,704)

Outstanding, end of period	10,454,694	3,166,476

At March 31, 2015, LTRIP obligations of $3 million were classified as a current liability (December 31, 2014—$4 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014—$3 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective in 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At March 31, 2015, 264,617 DSUs (December 31, 2014 – 181,873) were outstanding and $1 million was recorded as a current liability (December 31, 2014 – $1 million).

Performance Share Unit plan (“PSU”)

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2015	Year ended December 31, 2014
Outstanding, beginning of period	771,020	969,723
Granted	1,411,000	620,000
Vested	(180,010)	(570,770)
Forfeited	—	(247,933)

Outstanding, end of period	2,002,010	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2015, $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2015	2014
Options	$1	$3
LTRIP	(1)	4
PSU	—	2

Share-based compensation	$—	$9

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at March 31, 2015 was $2.09 (March 31, 2014 – $9.24). Share-based compensation related to the DSU was insignificant in both periods.

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2015	2014
Average fair value of options granted (per share)	$0.65	$1.26
Expected life of options (years)	4.0	4.0
Expected volatility (average)	39.7%	31.3%
Risk-free rate of return (average)	0.7%	1.4%
Dividend yield	1.9%	6.1%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, are premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

12. Subsequent event

In April 2015, Penn West entered into an agreement to sell an 8.5 percent gross overriding royalty on its working interests in a portion of the Viking play located in the Dodsland area of Saskatchewan and certain of its existing royalties and mineral title lands located in Alberta, Saskatchewan and Manitoba across a variety of plays. Total cash consideration is $321 million, before normal closing adjustments. Closing is expected to occur on or about May 6, 2015, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

Investor Information

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.5 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

2015 First Quarter Results Conference Call Details

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, April 30, 2015.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=978586&s=1&k=414F9F1EA09F877E3E24EF3BFF102871

A digital recording will be available for replay two hours after the call’s completion, and will remain available until May 14, 2015 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 23696092, followed by the pound (#) key.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com